SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
               13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No.) 1


                            ASYST TECHNOLOGIES, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    04648X107
                                    ---------
                                 (CUSIP Number)

                                 APRIL 28, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1(b)

                  |X|  Rule 13d-1(c)

                  |_|  Rule 13d-1(d)


                               (Page 1 of 5 Pages)

-----------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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
     1     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Galleon Management, L.P.
---------- -----------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [_]
                                                                                                    (b) [_]
---------- -----------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY
---------- -----------------------------------------------------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
----------------------------- ---------- -----------------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
          NUMBER OF
            SHARES                       0
         BENEFICIALLY         ---------- -----------------------------------------------------------------------------------
           OWNED BY               6      SHARED VOTING POWER
             EACH
          REPORTING                      2,510,476
            PERSON            ---------- -----------------------------------------------------------------------------------
             WITH                 7      SOLE DISPOSITIVE POWER

                                         0
                              ---------- -----------------------------------------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                         2,510,476
---------- -----------------------------------------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,510,476
---------- -----------------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    |_|

---------- -----------------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.35%
---------- -----------------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

           PN
---------- -----------------------------------------------------------------------------------------------------------------
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                                        *SEE INSTRUCTION BEFORE FILLING OUT!

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                  SCHEDULE 13-G - TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(c)


ITEM 1(A).  NAME OF ISSUER:

            Asyst Technologies, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            48761 Kato Road
            Fremont, California 94538

ITEM 2(A).  NAME OF PERSON FILING:

            Galleon Management, L.P.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Galleon Management, L.P.
            135 East 57th Street, 16th Floor
            New York, NY 10022

ITEM 2(C).  CITIZENSHIP:

            United States

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, no par value

ITEM 2(E).  CUSIP NUMBER:

            04648X107

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2 (b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned:

                           2,510,476 shares of Common Stock

         (b) Percent of Class:

                           5.35%

         (c) Number of shares as to which such person has:

                       (i) Sole power to vote or to direct the vote: 0

                      (ii) Shared power to vote or to direct the vote:
                           2,510,476

                     (iii) Sole power to dispose or to direct the disposition
                           of: 0

                      (iv) Shared power to dispose or to direct the disposition
                           of: 2,510,476

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Of the shares of Common Stock being reported as beneficially owned by the Reporting Person: (i) 1,253,680 are held by a limited partnership of which the Reporting Person is its management company; (ii) 346,500 are held by an offshore entity of which the Reporting Person is its investment manager;
(iii) 330,750 are held by an offshore entity of which the Reporting Person is its investment manager; (iv) 251,943 are held by an offshore entity of which the Reporting Person is its investment manager; (v) 156,503 are held by an offshore entity of which the Reporting Person is its investment manager; (vi) 79,250 are held by a limited partnership of which the Reporting Person is its management company; (vii) 54,800 are held by a limited partnership of which the Reporting Person is its management company; and (viii) 37,050 are held by a limited partnership of which the Reporting Person is its management company. Each of the entities named or described in (i) - (viii) of this Item 6 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                  Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.  CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     APRIL 30, 2004
                                     --------------
                                     Date


                                     /s/ Raj Rajaratnam
                                     ------------------------------------------
                                     Raj Rajaratnam, Managing Member of
                                     Galleon Management, L.P.'s General Partner